# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SBIG Holdings, Inc., CIK 0001801602
CUSIP: 85021Q108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 621 NW 53RD ST, STE. 340, BOCA RATON, Florida (FL), 33487
Date of event which requires filing of this statement: 09/28/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002157605

## Reporting persons
- Schuh Todd Arthur: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 5,242,393; shared voting power 0; sole dispositive power 5,242,393; shared dispositive power 0; aggregate amount beneficially owned 5,242,393 (10.7% of the class)
  Comment: Includes 6,666 shares of Common Stock held in custodial accounts for the benefit of the Reporting Person's minor children. The Reporting Person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein. Percentage of class based on 48,795,266 shares of Common Stock outstanding as reported by the Issuer.

## Item 1. Issuer
Name of issuer: SBIG Holdings, Inc.
Address of issuer's principal executive offices: 621 NW 53RD ST, STE. 340, BOCA RATON, FLORIDA, 33487

## Item 2. Person Filing
Name of person filing: Todd Schuh
Address of principal business office or, if none, residence:
1112 4th St
Kiel WI 53042
Citizenship: UNITED STATES

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 5242393
Percent of class: 10.7
Sole power to vote or to direct the vote: 5242393
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 5242393
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Schuh Todd Arthur: /s/ Todd Schuh, Individual (09/28/2026)